August 27, 2009

Mail Stop 3010

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> RE: **Newcastle Investment Corp.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-31458**

Dear Mr. Sigman:

We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant